SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2007

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Study confirms Copel as Paraná’s biggest corporation

Copel was recognized and awarded as the largest publicly-held company in Paraná by a survey of 500 local firms, based on 2006 financial statements and reports.

According to the study, entitled “Corporate Profile of Paraná” Copel was placed first in four categories – net income, real shareholders’ equity, net operating revenue and total assets – as well as being confirmed as the biggest company in the energy and by-products sector.

In an event last Thursday night (April 26) in Curitiba, in which Copel was represented by its CFO and Investor Relations Officer, Paulo Roberto Trompzynski, the top firms were presented with diplomas and certificates.

The idea behind the initiative was to draw up a profile of the Paraná economy based on performance indicators taken from 2006 financial statement published in the Diário Oficial (Official Gazette).

The project, including corporate research, analysis and assessment, was undertaken in conjunction with the Accounting Course at Fesp (Paraná Social Studies Foundation), the Indicare Corporate Analysis and Planning Institute, the National Controllers’ Association and the Curitiba-based newspaper, Indústria & Comércio.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2007

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.